

November 26, 2018

George Holmes
Chief Executive Officer
Resonant Inc
175 Cremona Drive, Suite 200
Goleta, California 93117

> **Re: Resonant Inc**
> **Registration Statement on Form S-3**
> **Filed November 13, 2018**
> **File No 333-228353**

Dear Mr. Holmes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: John J. McIlvery, Esq.